Just Eat Takeaway.com N.V.
Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands

May 10, 2021

VIA EDGAR

Re:	Just Eat Takeaway.com N.V. Registration Statement on Form F-4 CIK No. 0001792627

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mara Ransom

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Just Eat Takeaway.com N.V. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-255540), as amended by Amendment No. 1 (the “Registration Statement”), be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 9:00 a.m., Eastern Standard Time, on May 12, 2021, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Company hereby authorizes Alyssa Caples of Cravath, Swaine and Moore LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Alyssa Caples at 011-44-207-453-1090 or G.J. Ligelis Jr. at 212-474-1892 and that such effectiveness also be confirmed in writing.

Very truly yours,

JUST EAT TAKEAWAY.COM N.V.,

by	/s/ Brent Wissink
Name: Brent Wissink
Title: Chief Financial Officer

Cc:	Sophie Versteege, Secretary and General Counsel
Just Eat Takeaway.com N.V.

Alyssa K. Caples
G.J. Ligelis Jr.
Cravath, Swaine & Moore LLP

Maggie Drucker, Chief Legal Officer
Grubhub Inc.

Daniel Wolf
Laura Sullivan
Romain Dambre
Kirkland & Ellis LLP